FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, April 25, 2008

FAIRFAX FILES FINAL SHELF PROSPECTUS

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it has filed a final short form base shelf prospectus with the Canadian securities regulatory authorities.  The shelf prospectus will allow Fairfax to offer from time to time over a 25-month period up to U.S.$1.0 billion of debt, equity or other securities. Should Fairfax offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered. In connection with the filing of the final shelf prospectus, Fairfax has withdrawn its previously existing base shelf prospectus dated April 10, 2007.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:       Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946